CIGNA CORPORATION	EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2001	2000

Income before income taxes	$1,216	$1,096

Adjustments:
Income from equity investee	(47)	-
Minority interest	-	43

Income before income taxes, as adjusted	$1,169	$1,139

Fixed charges included in income:

Interest expense	$88	$79
Interest portion of rental expense	38	33

	126	112

Interest credited to contractholders	802	759

	$928	$871

Income available for fixed charges (including interest
credited to contractholders)	$2,097	$2,010

Income available for fixed charges (excluding interest
credited to contractholders)	$1,295	$1,251

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	2.3	2.3

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	10.3	11.2